March 27, 2019

Valerie J. Lithotomos, Esq.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sprott ETF Trust

File Nos. 333-227545 and 811-23382

Dear Ms. Lithotomos:

Sprott ETF Trust (the “Registrant”) on September 26, 2018 (the “Filing Date”) filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Sprott Gold Miners ETF and Sprott Junior Gold Miners ETF (each individually a “Fund” and together the “Funds”). On September 28, 2018, you provided written comments on the registration statements to the undersigned who received those comments on behalf of the Registrant.

Please find below a list of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

General

1.

Comment: We note that the registration statement is incomplete. Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items.

Response: The registration statement has been revised to provide all missing information.

2.

Comment: It appears that you contemplate a merger of the Funds and the Sprott Gold Miners ETF and Sprott Junior Gold Miners ETF, both series of ALPS ETF Trust (the “Predecessor Funds”). In your response letter, please explain the nature, purpose, and proposed timing of the transaction between the Funds and the Predecessor Funds.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

THOMPSON HINE LLP ATTORNEYS AT LAW	1919 M Street, N.W. Suite 700 Washington, D.C. 20036-3537	www.ThompsonHine.com O: 202.331.8800 F: 202.331.8330

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Valerie J. Lithotomos, Esq.

March 27, 2019

Response: The primary purpose of the reorganizations is to move the investment portfolio and shareholders of each Predecessor Fund, each of which are series of a shared trust sponsored by the ALPS organization, to corresponding new Funds, each, newly-created series of Sprott ETF Trust, a trust sponsored by the Sprott organization. The Sprott organization believes that the shareholders of the Predecessor Funds can better be served by being shareholders of series in a trust dedicated to them instead of a trust that is platform for numerous unaffiliated funds.

3.	Comment: Please inform the staff in correspondence how the Trust will be initially capitalized (e.g., will the assets of the Predecessor Funds be used, will the Adviser seed the Trust?).

Response: Sprott Asset Management, LP (the “Adviser”), the investment adviser to the Funds, will seed each Fund. After that investment, each Fund will receive the assets of the applicable Predecessor Fund in connection with the reorganization.

4.

Comment: If the Trust’s registration statement is to become effective before the date on which the Predecessor Funds are reorganized into the Funds, please note that the registration statement may not contain Predecessor Fund performance disclosure, unless the Trust commits not to use the prospectus to sell to other shareholders prior to the merger. Please advise the staff of your intent and revise the registration statement accordingly.

Response: The Registrant affirms that it will not sell shares of the Funds to other shareholders prior to the completion of the merger.

Both Funds, unless otherwise noted (page references are to the pages of each Fund’s prospectus)

Investment Objective – pages 3

5.

Comment: Each Fund’s investment objective is to provide investment results that “correspond generally” to the performance of an index. Please replace “correspond generally” with “track” or “correlate.”

Response: The Registrant believes the existing disclosure is appropriate given the similarity of the investment objectives of each Fund to the corresponding Predecessor Fund.

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Valerie J. Lithotomos, Esq.

March 27, 2019

Fund Fees and Expenses – page 3

6.	Comment: Please disclose any arrangements for fee waivers/reimbursements or recoupments in place. If any agreements exist for such arrangements, please submit them as exhibits.

Response: The Registration Statement has been revised to disclose fee waiver/reimbursements or recoupments in place. The exhibits to the Registration Statement include the agreements governing the fee waiver/reimbursement arrangements to be in effect.

7.	Comment: The line item for Other Expenses states that this fee is 0.00%. Please explain why the number is zero or revise the number to show the actual other expenses.

Response: The line item for Other Expenses has been updated to include the estimate of the Other Expenses for both Funds.

Portfolio Turnover – pages 3

8.

Comment: The Predecessor Funds are passively managed funds, yet have portfolio turnover rates of 101% (Sprott Gold Miners ETF) and 74% (Sprott Junior Gold Miners ETF). Please explain why the turnover rates have been so high. Does the Trust expect to have similar portfolio turnover rates in the future?

Response: . The indexes tracked by the Predecessor Funds are reconstituted and rebalanced quarterly, and each Fund must adjust its portfolio to track the newly reconstituted and rebalanced index. This process, which is common to all index funds, contributes to the portfolio turnover rates. Some indexes, such as the S&P 500, have few changes to constituents due to their methodology and employ sophisticated optimization methods, which results in unusually low portfolio turnover rate for certain ETFs that track them We anticipate that the Funds’ turnover rates will be similar to those that the Predecessor Funds have experienced; however, turnover rates are difficult to predict.

Principal Investment Strategies of the Funds – pages 3 to 4

9.

Comment: The prospectus contains information concerning how companies are selected for inclusion in the Solactive Gold Miners Custom Factors Index and the Solactive Junior Gold Miners Index (each individually, the “Underlying Index” and together, the “Underlying Indices”). Please disclose how the index components are selected in a more understandable manner. For example, explain what is meant by: “A quarterly revenue growth is only applied to producers while a price momentum factor is only applied to explorers and developers. Companies mainly active in streaming and royalty business are excluded from that definition.”

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Valerie J. Lithotomos, Esq.

March 27, 2019

Response: The disclosure has been revised to incorporate this comment.

10.

Comment: In order to comply with the requirements of Investment Company Act Rule 35d-1, please disclose that the Funds will have policies to invest at least 80% of net assets plus borrowings in the securities of Gold Miners and Junior Gold Miners, respectively.

Response: Consistent with Rule 35d-1, the Gold Miners ETF and Junior Gold Miners ETF will have policies to invest at least 80% of net assets plus borrowings in the securities of gold mining companies and junior gold mining companies, respectively.

11.

Comment: Please provide the staff with a courtesy copy of the “white paper” or similar documentation that describes the detailed index methodologies for each Underlying Indices. We may have more comments after we review the white papers.

Response: The requested documentation has been provided.

12.

Comment: Solactive AG serves as “index calculation agent” and performs routine daily index calculations and index maintenance (e.g., annual Index reconstitution, quarterly rebalancing, and corporate actions) for the Underlying Indices. Please disclose the purpose of separately characterizing the Solactive AG’s role as both an Index Provider and an Index Calculation Agent.

Response: Under the terms of the Index License Agreement between the Adviser and Solactive AG, Solactive AG will calculate and maintain the indexes and license the Indexes for use to the Adviser on behalf of the Funds.

13.	Comment: We note that terms “Underlying Index” and “Index” are used in the registration statement. Please choose one term and use it consistently.

Response: The Registration Statement has been revised to consistently use the term “Underlying Index”.

14.

Comment: The capitalization range disclosed in the prospectuses is the minimum capitalization for the Index securities. Please also disclose the maximum market capitalization range of Index securities, given that the risk factors for each Fund include Micro, Small, and Mid-Capitalization.

Response: We respectfully decline to add the requested disclosure since there is no maximum market capitalization of the index securities.

15.

Comment: Sprott Junior Gold Miners ETF’s Principal Investment Strategy states that “junior companies include early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce gold.” Please provide a comprehensive definition of “Junior Gold Miners.”

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Valerie J. Lithotomos, Esq.

March 27, 2019

Response: The disclosure for Sprott Junior Gold Miners ETF has been revised to provide a comprehensive definition per the staff’s comment.

Principal Risks of Investing in the Funds – pages 4 to 6

16.

Comment: Please disclose in the risk factor titled “Fluctuation of Net Asset Value,” that the Fund’s market price may deviate from the value of its underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the Fund shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s net asset value.

Response: The Registrant has revised the referenced disclosure as follows:

Fluctuation of Net Asset Value Risk. The net asset value (“NAV”) of the Fund’s Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for Shares on NYSE Arca, Inc. (the “NYSE Arca”). The Adviser cannot predict whether the Shares will trade below, at or above their NAV. The Fund’s market price may deviate from the value of its underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the Fund shares bought or sold. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Shares will be closely related to, but not identical to, the same forces influencing the prices of the stocks of the Underlying Index trading individually or in the aggregate at any point in time. This can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV. In addition, transactions by large shareholders may account for a large percentage of the trading volume on the NYSE Arca and may, therefore, have a material effect on the market price of the Fund’s Shares.

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Valerie J. Lithotomos, Esq.

March 27, 2019

17.

Comment: Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has revised “Non-Correlation Risk” to include the requested disclosure.

18.

Comment: The Funds will invest in foreign markets. Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has revised “Foreign Investment Risk” to include the requested disclosure.

19.	Comment: Please add to this section the cybersecurity risk disclosure set forth later in the prospectus or explain to us why you believe it is unnecessary.

Response: Cybersecurity risk disclosure has been removed from both the summary section and statutory section of the prospectus.

20.

Comment: The risk factor titled “Liquidity Risk” refers to ALPS Advisor, Inc., as the “Adviser.” This appears to be an error. the prospectus states that the Trust’s Adviser is Sprott Asset Management LLP, and that the Trust’s Sub-Adviser is ALPS Advisor, Inc. Please correct, if appropriate.

Response: The Registrant has revised the disclosure consistent with the fact that Sprott Asset Management LLP is the adviser of the Funds.

21.	Comment: Please confirm that the Fund will not invest more than 15% of its net assets in illiquid securities.

Response: Registrant confirms that it is the intention that no Fund will not invest more than 15% of its net assets in illiquid securities. Obviously, a sizeable portfolio holding could become unexpectedly illiquid. In such case, the Adviser or Sub-Adviser would take appropriate action.

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Valerie J. Lithotomos, Esq.

March 27, 2019

22.	Comment: Please consider adding “New Fund Risk” to the Funds’ list of principal risks in the Item 4 and the Item 9 disclosure.

Response: We respectfully have declined to add this risk disclosure because we believe that there is no such risk since the same entity and portfolio managers that will be managing the Funds have managed the Predecessor Funds.

23.	Comment: Please add the “Authorized Participant Concentration Risk” factor from the “Other Risk” section to the Principal Risks section.

Response: As requested, the “Authorized Participant Concentration Risk” factor has moved from the “Other Risk” section to the Principal Risks section.

How to Buy and Sell Shares – pages 16

24.

Comment: We note that disclosure elsewhere in the prospectus indicates that the Funds may permit all cash purchases of creation units. Accordingly, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant has added the requested disclosure.

Additional Information About the Fund’s Principal Risks – pages 9-10

25.

Comment: Please add the following disclosure, from this section, to the summary prospectus’ Principal Risk section: “Investors in the Fund should be willing to accept a high degree of volatility in the price of the Fund’s Shares and the possibility of significant losses. An investment in the Fund involves a substantial degree of risk. Therefore, you should consider carefully the following risks before investing in the Fund.”

Response: The Registrant has revised the disclosure as requested.

26.

Comment: This section includes Foreign Investment Risk disclosure regarding investments in Canada. If the Funds have significant exposure to Canadian securities, please add a separate heading for Canadian Investment Risk in the Principal Risk section above. Also, if the Funds have significant exposure to other geographical areas, please provide similar disclosure in the Principal Risk section.

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Valerie J. Lithotomos, Esq.

March 27, 2019

Response: The referenced disclosure has been revised accordingly.

Statement of Additional Information (“SAI”) (Both Funds)

Board of Trustees Table – pages 16-17

27.	Comment: Regarding the “Other Directorships Held By Trustees,” please provide the information based on the past five years.

Response: The Registrant has added the requested disclosure.

Part C: Other Information

Item 28.	Exhibits

28.	Comment: Please include the financial statements of the Predecessor Funds as well as an auditor’s consent.

Response: The Registrant has added the requested financial statements.

Item 35	Undertakings

29.

Comment: It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “Not Applicable.” Please revise the undertaking to state that the Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Response: The Registrant has added the Undertaking referred to in your comment.

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	John Ciampaglia, Sprott ETF Trust

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